FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated December 08, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2011 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2011 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind		Total
Share

Common

			127,532	0.01		0.01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Sell	11/07/2011	100	35.80	3,580.00
Share

Common

		Concórdia	Sell	11/29/2011	100	35.00	3,510.00
Share

Common

		Concórdia	Sell

11/29/2011

					100	35.10	3,520.00
Share

Common

		Concórdia	Sell

11/29/2011

					100	35.20	3,520.00
Share

Common

		Concórdia	Sell

11/30/2011

					100	35.20	3,520.00
Share

Common

		Bradesco	Sell	11/03/2011	7.300	35.10	256,230.00
Share

Common

		Bradesco	Sell	11/03/2011	3.500	35.11	122,885.00
Share

Common

		Bradesco	Sell	11/03/2011	5.300	35.12	186,136.00
Share

Common

		Bradesco	Sell	11/03/2011	6.000	35.14	210,840.00
Share

Common

		Bradesco	Sell	11/03/2011	900	35.15	31,635.00
Share

Common

		Bradesco	Sell	11/03/2011	2.600	35.18	91,468.00

Closing Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind		Total
Share

Common

			101,432	0,01		0,01

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2011 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind		Total
Share

Common

			242,971,226	27.85		27.85

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		FATOR	Sell	11/03/2011	57.200	35.3107	2,019,775.00
Share

Common

FATOR

			Sell

11/07/2011

					90.000	35.7491	3,217,411.00
Share

Common

FATOR

			Sell

11/08/2011

					53.200	35.7945	1,904,267.00
Share

Common

		Bradesco	Sell	11/01/2011	280.000	35.01	9,802,800.00
Share

Common

		Votorantim	Sell	11/03/2011	280.000	35.24	9,867,200.00
Share

Common

		Credit Suisse	Sell	11/04/2011	167.000	34.94	5,834,980.00
Share

Common

		BTG	Sell	11/10/2011	344.500	34.85	12,005,825.00
Share

Common

		HSBC	Sell	11/11/2011	345.900	34.69	11,999,271.00
Share

Common

		BES	Sell	11/14/2011	174.300	34.37	5,990,691.00
Share

Common

		Votorantim	Sell	11/16/2011	171.000	34.22	5,851,620.00
Share

Common

		Banif	Sell	11/30/2011	338.500	35.45	11,999,825.00
Share

Common

		Fator	Buy	11/23/2011	21.700	33.85	734,530.00

Closing Balance

Security/ Derivative	Characteristic of ,Security		Number	% interest
				Same kind		Total
Share

Common

			240,691,326	27.59		27.59

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2011 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14,020	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14,020	0.00	0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   December 08, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director